Exhibit 99.2

POTOMAC ELECTRIC POWER COMPANY

		For the Year Ended December 31,
	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
	(millions of dollars)

Earnings
Net income for common stock	$128	$171	$150	$126	$99	$108
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—	—
Minority interest loss	—	—	—	—	—	—
Income tax expense	62	92	79	48	36	37

Pre-tax income for common stock	190	263	229	174	135	145
Add: Fixed charges*	103	128	121	113	111	111
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$293	$391	$350	$287	$246	$256

*Fixed Charges
Interest on long-term debt	$94	$116	$109	$101	$97	$97
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	3	5	5	5	4	4
Interest component of rentals	6	7	7	7	10	10
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$103	$128	$121	$113	$111	$111

Ratio of earnings to fixed charges (a)	2.84	3.05	2.89	2.54	2.22	2.31

(a)	Pepco has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.